EXHIBIT 99.10
                              NOTICE OF CONVERSION
                              --------------------

                                October 30, 2000


Greenbriar Corporation
4265 Kellway Circle
Addison, Texas  74244


To Whom It May Concern:

         The undersigned (the "Stockholder") hereby elects to exercise its right to convert all of the shares (the "Preferred Shares") of (i) Series F Senior Convertible Preferred Stock, par value $0.10 per share (the "Series F Preferred Stock"), of Greenbriar Corporation (the "Company"), and (ii) Series G Senior Non-Voting Convertible Preferred Stock, par value $0.10 per share (the "Series G Preferred Stock"), of the Company, held by the Stockholder, into shares of Common Stock, par value $0.01 per share (the "Common Stock"), of the Company.

         Pursuant to this conversion of the Preferred Shares, you are hereby directed to:

         (i) immediately and without delay, issue 6,955,135 shares of Common Stock (the "Initial Common Shares") to the Stockholder; provided, however, that to the extent such Initial Common Shares would represent more than 49.8% of the outstanding Common Stock after the issuance thereof, then you are directed to issue such lesser number of shares of Common Stock to the Stockholder so that, upon issuance of such Initial Common Shares, the Stockholder will own a number of shares equal to, but not more than, 49.8% of the outstanding shares of Common Stock; and

         (ii) upon receipt of written notice from the Stockholder that the waiting period under the Hart-Scott-Rodino-Antitrust Improvements Act of 1976 shall have expired or terminated (or is no longer applicable) with respect to the issuance of shares of Common Stock as a result of this conversion, issue all remaining shares (the "Remaining Common Shares" and, together with the Initial Common Shares, the "Common Shares") of Common Stock to the Stockholder that are due upon such conversion of the Preferred Shares.

         The stock certificates representing the Preferred Shares and stock powers are attached hereto. However, in connection with the Company's redemption of certain of the Stockholder's shares of Series G Preferred Stock pursuant to a Letter Agreement between the Company and the Stockholder, dated as of April 14, 2000, the Company erroneously issued the stock certificate No. PG004 representing the Stockholder's Series G Preferred Stock. The Company should have issued such certificate for an additional 1,897 shares of Series G Preferred Stock. Although the Stockholder has not yet received the certificate representing such 1,897 shares of Series G Preferred Stock, the Stockholder is electing to convert such shares into shares of Common Stock pursuant to this Notice of Conversion.

         Based on a conversion price of $0.69 per share of Preferred Stock, the Stockholder should receive a total of 27,502,855 Common Shares, plus cash in lieu of any fractional shares that would otherwise be issuable upon the conversion of the Preferred Shares as described herein.

         The Stockholder directs that the stock certificates representing the Common Shares be issued in the name of LSOF Pooled Equity, L.P. and delivered to such entity at:

                           600 N. Pearl Street
                           Suite 1550, LB 161
                           Dallas, Texas  76140
                           Attention:  J.D. Dell

         Time is of the essence with respect to all matters contained in this Notice of Conversion.

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         If you have any questions concerning this Notice of Conversion, please telephone Mr. Michael A. Saslaw, counsel for the Stockholder, at 214-746-8117.

STOCKHOLDER:

LSOF POOLED EQUITY, LP.

By: LSOF GenPar, Inc., its General Partner


By:/s/ J.D. Dell
   ---------------
Name:  J.D. Dell
Title:  Vice President